GXS WORLDWIDE, INC.
9711 Washingtonian Boulevard
Gaithersburg, MD 20878

August 9, 2010
VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Katherine Wray

Re:	GXS Worldwide, Inc.
Registration Statement on Form S-4
SEC File No. 333-167650

Dear Ms. Wray:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, GXS Worldwide, Inc. (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 5:00 p.m. (Eastern Time) Tuesday, August 10, 2010, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GXS WORLDWIDE, INC.

By:	/s/ Richard B. Nash
	Name:	Richard B. Nash
	Title:	Senior Vice President & General Counsel

GXS, INC.

By:	/s/ John Duvall
	Name:	John Duvall
	Title:	Attorney-in-fact

GXS INTERNATIONAL, INC.

By:	/s/ John Duvall
	Name:	John Duvall
	Title:	Attorney-in-fact

GXS INVESTMENTS, INC.

By:	/s/ John Duvall
	Name:	John Duvall
	Title:	Attorney-in-fact

HAHT COMMERCE, INC.

By:	/s/ John Duvall
	Name:	John Duvall
	Title:	Attorney-in-fact